

August 15, 2012

<u>Via E-mail</u>
Christine Rush
Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re:** **Old Line Bancshares, Inc.**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-50345**

Dear Ms. Rush:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2011 Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition, page 29</u>

1. Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring. For example, if MB&T classified a loan as non-accrual, impaired, etc. at the acquisition date, explain if you continued to use the classification for the loan or if you considered all acquired credit impaired loans to be accruing, non-impaired and/or current.

Note 6. Loans, page 91

2. We note your disclosures on page 98 and Note 2 related to acquired impaired loans in the Maryland Bankcorp acquisition. Please revise future filings to include all of the required disclosures related to purchased credit impaired loans including the following:

    a. Disclose the amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period. Refer to ASC 310-30-50-2.a.2 for guidance.

    b. Disclose the contractually required payments receivable, cash flows expected to be collected, and fair value at the acquisition date for loans accounted for under ASC 310-30. Refer to ASC 310-30-50-2.a.3 for guidance.

3. We note your disclosure of the recorded investment in financing receivables by impairment method (i.e. collectively or individually evaluated) on page 104. Please revise this disclosure in future filings to separately disclose the recorded investment in financing receivables related amounts acquired with deteriorated credit quality determined under ASC 310-30 for each loan portfolio segment. Refer to ASC 310-10-50-11B.h and the example disclosure in ASC 310-10-55-7 for guidance.

4. We note your disclosure of the recorded investment in impaired loans on page 104. Please revise future filings to disclose the unpaid principal balance of impaired loans by class of financing receivable. Refer to ASC 310-10-50-15.a.4.

5. Please revise future filings to disclose the information related to impaired loans required by ASC 310-10-50-15.c.1, 2 and 3 for each period for which results of operations are presented.

6. Please revise future filings to disclose the information related to troubled debt restructurings (TDRs) required by ASC 310-10-50-33 and 34. Additionally, please disclose the total amount of TDRs that were on accrual and nonaccrual status at each period end.

Note 14. Income Taxes, page 111

7. You disclose that you reduced the deferred tax valuation allowance recorded during your acquisition of Maryland Bankcorp by $500,000 at year end and recorded the reduction as a credit to income tax expense. Please explain to us all the relevant facts and circumstances related to your decision to reduce the valuation allowance and how you determined that the reduction should be recorded through income tax expense. Please tell

Christine Rush
Old Line Bancshares, Inc.
August 15, 2012
Page 3

        us the accounting guidance that supports your treatment. Specifically tell us how you considered the guidance in ASC 805-740-45-2 which indicates that a change that occurs within the measurement period and results from new information about facts and circumstances that existed at the acquisition date should be recorded through goodwill.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief